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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/19 (MM/DD/YY) AND ENDING 06/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hubble Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Evonexus Silicon Valley Fintech Incubator, 950 Park Place, Building 950/1

(No. and Street)

San Mateo	CA	94403
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG (212) 668-8700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.

(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Swati Chaturvedi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hubble Investments, LLC, as of June 30, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Swati Chaturvedi
Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA COUNTY OF SAN MATEO

Subscribed and sworn to (or affirmed) before me on this 5 day of AUGUST 20 20 by SWATI CHATURVEDI

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Lalit Kalra
(Signature of Notary)

LALIT KALRA
Notary Public - California
San Mateo County
Commission # 2280824
My Comm. Expires Apr 10, 2023

Hubble Investments, LLC

Report on Audit of Financial Statements
and Supplementary Information

As of June 30, 2020

Contents
As of June 30, 2020

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Hubble Investments, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hubble Investments, LLC (the "Company") as of June 30, 2020, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
August 5, 2020

Hubble Investments, LLC

Statement of Financial Condition
June 30, 2020

ASSETS		
Cash	$	178,418
Prepaid expenses		8,392
TOTAL ASSETS	$	186,810
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable	$	15,875
Loan payable		64,257
Deferred revenue		10,417
TOTAL LIABILITIES		90,549
MEMBER'S EQUITY		96,261
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	186,810

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

Hubble Investments, LLC

Statement of Operations
For the Year Ended June 30, 2020

REVENUE:	
Investment Banking Fees	$ 365,317
Total revenues	365,317
OPERATING EXPENSES:	
Salaries and Related Costs	340,548
Regulatory Fees	17,874
Office and Other Expense	30,989
Insurance Expense	1,905
Professional Fees	219,472
Dues and Subscriptions	8,053
Foreign Tax Expense	16,000
Total expenses	634,841
NET LOSS	$ (269,524)

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

Statement of Changes in Member's Equity
For the Year Ended June 30, 2020

MEMBER'S EQUITY, June 30, 2019	$ 65,785
Capital contributions	300,000
Net Loss	(269,524)
MEMBER'S EQUITY, June 30, 2020	$ 96,261

Statement of Cash Flows
For the Year Ended June 30, 2020

OPERATING ACTIVITIES:	
Net Loss	$ (269,524)
Adjustments to reconcile net loss to net cash used by operating activities	
Changes in operating assets and liabilities	
Increase in prepaid expenses	2,472
Decrease in accounts payable	(2,417)
Increase in deferred revenue	2,084
Net cash used by operating activities	(267,385)
INVESTING ACTIVITIES:	
FINANCING ACTIVITIES:	
Proceeds from loan payable	64,257
Capital contributions	300,000
Net cash provided by financing activities	364,257
NET INCREASE IN CASH	96,872
CASH AT June 30, 2019	81,546
CASH AT June 30, 2020	$ 178,418

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$ -
Income taxes	$ 17,700

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

Notes to Financial Statements
June 30, 2020

1. Organization and Nature of Business

Hubble Investments, LLC (the "Company") was organized in the State of Delaware on May 30, 2017, and is a registered broker-dealer with the Securities and Exchange Commission (SEC). It has been a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC") since April 12, 2018. The Company is a single member limited liability company whose sole member is Hubble Holdings, LLC (the "Member").

The Company provides institutional customers with private placement and investment banking consulting services and is generally compensated at the closing of such transactions in the form of a success fee.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

b) Cash
The Company's cash is held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

c) Revenue Recognition
Investment banking fees consist of private placement fees and consulting revenues. Private placement revenues are recognized at the time the deal is closed. Consulting revenues are recorded in the period in which they are earned. Consulting revenues may be billed a few months at a time, therefore any unearned portion of the revenues are recorded as deferred revenues on the Statement of Financial Condition.

d) Income Taxes
As an LLC, the Company is treated as a disregarded entity for federal and state tax purposes. Any income tax liability is reported on the tax return of the parent entity and passed along to the individual Member. The Company is subject to the California State LLC tax, which is based upon gross receipts as well as a minimum franchise tax. This tax expense is included in Office and Other expense on the Statement of Operations, amounting to $1,700 for the period ended June 30, 2020.

The Company is required to file income tax returns in both state and city tax jurisdictions. These tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2020, state and city taxing authorities have not proposed any adjustment to the Company's tax position.

Notes to Financial Statements
June 30, 2020

2. Summary of Significant Accounting Policies (continued)

e) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Commitments and Contingencies

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at June 30, 2020 or during the period then ended.The Company had a net loss for the year but management believes this does not affect their ability to continue as a going concern. The Company's operations have sustained losses since its inception in 2018. The sole member has infused capital as required to maintain the appropriate capital requirements and operating funds. The sole member has committed to continue providing capital to keep operations running. Management believes the sole member will continue to maintain the Company as a going concern.

4. Income Taxes

As discussed in Note 2, the Company, with the consent of its Member, has elected to be a California Limited Liability Company. For tax purposes the Company is a disregarded entity, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision of liability for income taxes is included in these financial statements.

The Company had foreign taxes withheld of $16,000, for transactions that occurred during the period ended June 30, 2020.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities, generally for three years after they are filed.

5. Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

5. Recently Issued Accounting Pronouncements (continued)

For the year ending June 30, 2020, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Notes 10 and 11 will provide greater detail of ASC 606 and ASU 842.

6. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at June 30, 2020 or during the period then ended.

7. Related Parties

The Company does not have an expense sharing ageement with any affiliates and generally incurs all costs of operations directly. As of June 30, 2020, there was no intercompany balance between the Company and any affiliated entities.

The parent of the Company's Member provides a web based service that matches investors to science and technology startups. The Company serves as the placement agent for these transactions, and all of the Company's placement fees $365,317 were earned from this relationship. The Company is compensated by the startups at the closing of each placement.

The Company has an affiliated fund, that is managed by the sister company of its parent. This fund participated in many of the private placements as an investor.

The Parent of the Company's Member ("PoCM") entered into an agreement with one of its investors, whereby the investor has agreed to provided office space for the PoCM for two years at no charge. The PoCM currently provides a portion of this space to the Company at no charge.

8. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2020, the Company had net capital of $87,869 which was $82,869 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital percentage was 29.92%.

9. Subsequent Events

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

10. AU 842 - Lease Accounting

The FASB's standard ASC Topic 842 Leases is effective for the Company beginning with its year ending June 30, 2020. The Company does not maintain any leases in excess of a one year term, which is the new standard's trigger criterion. As a result, the Company has determined that ASC Topic 842 will not have a material impact on its financial statements.

11. Commitments and Contingencies

The Company was a victim of identity theft, whereby a fake website represented itself to be the Company and offered guaranteed returns on investments. This website, Hubble Investments.com, is not affiliated with the Company in any way. The Company does not guarantee any returns on investments and has reported the fraudulent website to FINRA and the authorities.

These financial statements contain no adjustments for any amounts that may result from the above mentioned item.

12. Loan Payable

The Company has incurred indebtedness under the CARES Act which will be subject to review, may not be forgivable in whole or in part, and may eventually have to be repaid, potentially with interests, fines, and/or other penalties. The Company signed the loan documents under the SBA Paycheck Protection Program of the CARES Act and received the loan proceeds of $64,257 on May 04, 2020. The receipt of these funds, and the forgiveness of the loan attendant to these funds, is dependent on the Company having initially qualified for the loan and qualifying for the forgiveness of such loan based on our future adherence to the forgiveness criteria.

12. Loan Payable (continued)

Under the terms of the CARES Act and the corresponding promissory note, the use of the proceeds of the loan is restricted to payroll costs (as defined in the CARES Act), covered rent, covered utility payments and certain other expenditures that, while permitted, would not result in forgiveness of a corresponding portion of the loan. Following recent amendments to the Paycheck Protection Program, after an eight- or twenty-four-week period starting with the disbursement of the respective loan proceeds, The Company may apply for forgiveness of some or all of their loans, with the amount which may be forgiven equal to the sum of eligible payroll costs, covered rent, and covered utility payments, in each case incurred during the eight- or twenty-four-week period following the date of first disbursement. Certain reductions in the Company payroll costs or full-time equivalent employees (when compared against the applicable measurement period) may reduce the amount of their loan eligible for forgiveness.

13. 401K Plan

The Company implemented and operates an employer sponsored 401k plan. No contributions have been made to the plan as of June 30, 2020.

SCHEDULE I

Hubble Investments, LLC
(A LIMITED LIABILITY COMPANY)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2020

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	96,261
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		(8,392)
NET CAPITAL	$	87,869
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	26,292
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required, greater of 6 2/3% of aggregate indebtedness or $5,000	$	5,000
Excess net capital	$	82,869
Percentage of aggregate indebtedness to net capital		29.92%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of June 30, 2020.

See Report of Independent Registered Public Accounting Firm

SCHEDULE II

Hubble Investments, LLC

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

June 30, 2020

The Company claims exemption from the requirements of Rule 15c3-3, under Section(k)(2)(i) of the Rule.

See Report of Independent Registered Public Accounting Firm

SCHEDULE III

Hubble Investments, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION

June 30, 2020

The Company claims exemption from the requirements of Rule 15c3-3, under Section(k)(2)(i) of the Rule.

Hubble Investments, LLC
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended June 30, 2020

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Hubble Investments, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Hubble Investments, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Hubble Investments, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Hubble Investments, LLC stated that Hubble Investments, LLC met the identified exemption provisions throughout the year ended June 30, 2020 without exception. Hubble Investments, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hubble Investments, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Northridge, California
August 5, 2020

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Hubble Investments

Member FINRA & SIPC

Assertions Regarding Exemption Provisions

We, as members of management of Hubble Investments LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended June 30, 2020.

Hubble Investments LLC

By: Swati Chaturvedi.

Swati Chaturvedi, CEO Hubble Investments LLC

(Name and Title)